Exhibit 6

May 3, 2019

Board of Directors

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

To the Board of Directors of Liberty Tax:

Vintage Capital Management, LLC (“Vintage”, “we” or “us”) proposes to explore a recapitalization (“Transaction”) of Liberty Tax, Inc. (the “Company” or “Liberty”) that would include a mechanism that would allow all stockholders of the Company, at their election, to receive $12.00 per share in cash for any or all of their shares, representing a premium of 33.33% over the closing price of $9.00 on May 2nd.

We believe Liberty may be better served as a platform for the acquisition of other operating assets. One or more of such operating assets could be contributed to Liberty as a component of the Transaction. We believe that the Transaction, if pursued, is compelling for Liberty and its stockholders. In particular, we draw attention to the optionality the Transaction would present to Liberty stockholders – they would have the ability to elect immediate liquidity at a significant premium or maintain their equity ownership position for a timeframe of their choosing in what we expect will ultimately become a more liquid public company, thereby enabling stockholders to participate in potential upside that they will be able to evaluate prior to a closing.

We believe strongly in the opportunities to improve and evolve the Company with a specific set of initiatives and relationships that we will bring to the Company through a Transaction. Leveraging our resources to stabilize the franchise system with a more attractive value proposition will put franchisees on stable financial footing and create an offering sufficient to attract new franchisees as well.

To finance the Transaction, we anticipate using a combination of debt and equity. Based on our deep relationships and experience, in particular with franchise models, we believe we will be able to raise the required financing on an expedited basis. Accordingly, we are prepared to immediately engage with the Company and its advisors to explore a potential Transaction that we believe will offer compelling value and optionality for Liberty stockholders.

Should you have any questions or require any additional information, please feel free to contact me at (407) 506-7085. We look forward to hearing from you with respect to this matter.

Sincerely,

Brian R. Kahn

Managing Member

Vintage Capital Management LLC

cc:	William Harvey, General Counsel